UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, April 12, 2022

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS SA

Sarmiento 299

City of Buenos Aires

Presente

Ref: Empresa Distribuidora y Comercializadora Norte S.A –

Material Fact

Risk Rating Agency

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (the "Company") in compliance with the provisions of CNV Rules (Title XII, Chapter I, Section II, Article 3, Paragraph 29) in order to inform you that the Company has engaged Moody's, both locally and internationally, for the debt rating of the notes of the Company and Fix SCR to: (i) rate such notes locally, and (ii) issue the second opinion regarding possible Social Bond labeling.

Yours faithfully,

Silvana E. Coria

Responsable de Relaciones con el Mercado

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: April 12, 2022